Exhibit A:
Mr. Graham also directly owns a director stock option to purchase 25,000 shares of Class A common stock with (i) an exercise price of $121.43 per share and (ii)
and expiration date of 4/30/2024.  Of the 25,000 shares subject to this option,
6,250 shares vested on April 30, 2015, 6,250 shares are scheduled to vest on
April 30, 2016, 6,250 shares are scheduled to vest on April 30, 2017, and 6,250 shares are scheduled to vest on April 30, 2018.